Exhibit 99.1

InterOil Corporation Discloses Second Quarter 2016 Results

SINGAPORE and PORT MORESBY, Papua New Guinea, Aug. 4, 2016 /PRNewswire/ -- InterOil Corporation (NYSE, POMSoX: IOC) today announced that it has disclosed its second quarter 2016 financial and operating results. The second quarter 2016 consolidated financial statements and related management discussion and analysis are available on the investor page of the InterOil website at http://www.interoil.com, as well as on SEDAR in Canada and EDGAR in the United States.

In light of the pending transaction with Exxon Mobil Corporation announced on July 21, 2016, InterOil will not hold a conference call to discuss its quarterly results.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses, all covering about 16,000km2. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Legal Notice

None of the securities anticipated to be issued pursuant to the Oil Search Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Oil Search Agreement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with Oil Search will occur. The transactions contemplated by the Oil Search Agreement are subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. Further details regarding the terms of the transaction are set out in the Oil Search Agreement and are provided in InterOil's management information circular dated June 24, 2016, each of which is available under the profile of InterOil Corporation at www.sedar.com.